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SECURITIES ...)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/01/04 AND ENDING 2/28/05

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas - 11th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John DeMasi (212) 782-6863
(Area Code — Telephone No.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Keizo Iijima and Teruaki Fujimoto, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Mitsubishi Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.) at and for the year ended February 28, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

April 26, 2005

Mr. Keizo Iijima — Date

President

Title

April 26, 2005

Mr. Teruaki Fujimoto — Date

Executive Vice President

Title

Subscribed and sworn to before me on
this 27 day of April 2005

Notary Public

NANCY MALLM MORTON
NOTARY PUBLIC, State of New York
No. 01MO4934097
Qualified in New York County
Commission Expires June 13, 2006


SEC MAIL
RECEIVED
PROCESSING
APR 29 2005
WASH, D.C.
202
SECTION

MITSUBISHI SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.)
(SEC I.D. NO. 8-43026)

STATEMENT OF FINANCIAL CONDITION
AS OF FEBRUARY 28, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi Securities (USA), Inc.

We have audited the accompanying statement of financial condition of Mitsubishi Securities (USA), Inc. (the "Company") (a wholly owned subsidiary of Mitsubishi Securities Co., Ltd.) as of February 28, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mitsubishi Securities (USA), Inc. at February 28, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 26, 2005

MITSUBISHI SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2005

ASSETS		
Cash and cash equivalents	$	13,184,784
Cash deposited with clearing organization		500,000
Securities owned (100% was pledged to various parties)		9,906,250
Securities purchased under agreements to resell		1,274,025,949
Securities received as collateral		14,665,708
Securities borrowed		13,631,195
Receivables:		
Brokers, dealers and clearing organization		336,290,911
Customers		227,667
Affiliates		3,898,778
Interest receivable		1,151,966
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $2,826,620)		950,045
Deferred tax asset		772,307
Other assets		754,836
TOTAL ASSETS	$	1,669,960,396
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Securities sold under agreements to repurchase	$	1,206,180,571
Securities sold, but not yet purchased		18,721,523
Payables:		
Brokers and dealers		349,403,445
Customers		15,675
Affiliates		805,470
Interest payable		894,055
Obligation to return securities received as collateral		14,665,708
Accrued expenses and other liabilities		2,938,239
Total liabilities		1,593,624,686
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 2,000 shares authorized, 690 shares outstanding		69,000,000
Retained earnings		7,288,210
Accumulated other comprehensive income		47,500
Total stockholder's equity		76,335,710
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,669,960,396

See notes to statement of financial condition.

MITSUBISHI SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi Securities Co., Ltd.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2005

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mitsubishi Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi Securities Co., Ltd. ("MS"), a publicly traded company in Japan which is majority owned by The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"). BTM is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc.

The Company is registered as a broker-dealer pursuant to Section 15b under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company engages in financing and securities borrowed transactions, domestic and foreign equity securities transactions as agent, principal and agency transactions in debt securities, private placements, and investment banking activities.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of Statement of Financial Condition. Management believes that the estimates utilized in the preparation of the Statement of Financial Condition are prudent and reasonable. Actual results could differ materially from these estimates.

Securities Transactions - Customer securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Cash and Cash Equivalents - The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase.

Cash Deposited with Clearing Organization - Cash deposited with clearing organization represent funds deposited with Fixed Income Clearing Corporation for Company's trading activities.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. government and federal agency securities, are treated as operating transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. Additionally, the Company takes possession of the securities purchased under agreements to resell at the time such agreements are made. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Reverse repurchase and repurchase agreements are reported on a net-by-counterparty basis, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.*"

Securities Owned, and Securities Sold, But Not Yet Purchased - Marketable securities owned, and securities sold, but not yet purchased, consist of trading securities at market values as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. Treasury Notes	$ 9,906,250	$ 18,721,523

Securities Borrowed - The Company enters into securities borrowed transactions to finance firm inventory positions and obtain securities for settlement.

Derivative Instruments - All derivatives, primarily exchange traded futures, are recognized on the statement of financial condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are reported in receivables from brokers, dealers, and clearing organization in the Statement of Financial Condition.

Interest Receivable and Payable - Interest receivable and payable consist mainly of interest accrued on repurchase agreements, reverse repurchase agreements, securities owned, and securities sold, but not yet purchased.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 6 years, and leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

Comprehensive Income - Comprehensive income consists of minimum pension liability adjustments.

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - The Company follows Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125,"* to account for transfers of financial assets and collateral. SFAS No. 140 establishes accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings.

Receivables and Payables - Customers - The amounts shown represent the receivable from and payable to customers in connection with securities transactions executed on a receive versus payment or delivery versus payment basis.

Receivables and Payables - Brokers, Dealers and Clearing Organization - Receivables from brokers, dealers and clearing organization include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement dates.

2. RELATED PARTY ACTIVITIES

The Company has entered into related party transactions with affiliates, including MS. These transactions include facilitating securities transactions for affiliates, repurchase and reverse repurchase agreements, advisory services, clearing and operational support.

At February 28, 2005, assets and liabilities with related parties consist of the following:

Assets:		
Cash	$	586,840
Securities purchased under agreements to resell		26,433,125
Receivables:		
Brokers, dealers and clearing organization		2,463,525
Customers		40,559
Affiliates		3,898,778
Interest receivable		2,938
Total	$	33,425,765
Liabilities:		
Securities sold under agreements to repurchase	$	141,054,337
Payables:		
Brokers and dealers		227,670
Customers		8,020
Affiliates		805,470
Interest payable		99,139
Accrued expenses and other liabilities		258,706
Total	$	142,453,342

3. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method under SFAS No. 109, "*Accounting for Income Taxes.*"

Net deferred tax assets as of February 28, 2005 has the following components:

		Federal	State & Local	Total
Deferred tax asset	$	772,000	171,000	943,000
Valuation allowance		-	(171,000)	(171,000)
Net deferred tax asset	$	772,000	-	772,000

4. TRADING ACTIVITIES

Market Risk - In the normal course of business, the Company enters into both the purchase and sale of securities transactions in a variety of financial instruments with market risk in order to meet its financing and hedging needs, to reduce its exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. In connection with the Company's short sales of securities, the Company may be required to purchase securities at unfavorable market prices to satisfy obligations to counterparties.

Credit Risk - The contract amounts of these instruments reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition.

The settlement of these transactions does not have a material effect upon the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the client is unable to fulfill its contracted obligations.

In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions is not expected to have a material impact upon the Company's Statement of Financial Condition and the Company has not accrued a liability for these transactions.

Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrowed transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations and to accommodate customers' needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At February 28, 2005, the fair value of securities received as collateral, prior to netting pursuant FASB Interpretation No. 41, where the Company is permitted to sell or repledge the securities was approximately $3,884,148,000, and the fair value of the portion that has been sold or repledged was approximately $3,842,075,000.

On the Statement of Financial Condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements, by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

5. COMMITMENTS AND CONTINGENCIES

Leases - BTM provides office space and certain administrative services to the Company under formal agreements. The Company's lease for office space expires on September 29, 2008.

6. FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

For cash and cash equivalents, repurchase and reverse repurchase agreements, securities borrowed, and receivables and payables from brokers, dealers, affiliates and clearing organization, carrying values are reasonable estimates of fair value. Taken together, financial instruments recorded at market or fair value

and financial instruments recorded at amounts which approximate market or fair value, represent substantially all recorded assets and liabilities.

In the normal course of business the Company trades in U.S. Government and agencies securities and derivative products (interest rate futures). In addition, the Company will perform principal transactions in various financial instruments.

7. RETIREMENT PLANS AND OTHER POSTEMPLOYMENT BENEFITS

Eligible employees of the Company are covered under a defined benefit plan, postretirement medical and life insurance benefits, and a 401-K Savings and Investment Plan (the "Retirement Savings Plan"), sponsored by BTM. Annual contributions are based on an amount that satisfies ERISA funding standards.

The accumulated other comprehensive income of $47,500, included in the Statement of Financial Condition, resulted from the recognition of the reversal of the minimum pension liability consisting of a previous prepaid benefit cost of $164,062. A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and the amount of such underfunding exceeds accrued pension liabilities.

8. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At February 28, 2005, the Company had net capital of $35,494,818 which was $35,244,818 in excess of the requirements of $250,000.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

April 26, 2005

Mitsubishi Securities (USA), Inc.
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Mitsubishi Securities (USA), Inc. (the "Company") (a wholly-owned subsidiary of the Mitsubishi Securities Co., Ltd.) for the year ended February 28, 2005 (on which we issued our report dated April 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk

that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. However, we noted during the period from March 1, 2004 until April 26, 2005, the Company had not met the deposit requirements required by SEC Rule 15c3-3. Additionally, no deposits, as required by SEC Rule 15c3-3, have been made as of April 26, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP